Exhibit 99.1

RIO ALTO PRODUCES 36,355 OUNCES OF GOLD IN Q1 2013

For Immediate Release	April 8, 2013

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOAM, DB Frankfurt: MS2) is pleased to announce that its La Arena Gold Mine poured 36,355 ounces of gold during the three months ended March 31, 2013.

The La Arena Gold Mine’s production for the three-month period was:

	Actual		Mine Plan		Difference
	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Au g/t
Ore Mined	2,398,765	0.51	2,176,000	0.50	222,765	0.01
Ore from (to) Stockpile	(114,580)	0.60			(114,580)	0.60
Ore placed on pad	2,284,185	0.51	2,176,000	0.50	108,185	0.01

Ounces placed on pad		37,385		34,980		2,405
Ounces poured		36,355		33,948		2,407

Waste mined	5,995,026	N/A	6,125,000	N/A	(129,974)	N/A
Waste to Ore Ratio	2.50	N/A	2.81	N/A	(0.32)	N/A

	Production	Ounce
	Variances	Variances

Ore placed on pad difference	108,185	1,739
Ore grade placed on pad difference	0.01	665
Ounce placed on pad variance		2,405

Ore tonnes placed on pad were higher than budgeted resulting in a positive variance of 1,739 ozs. Grade placed on pad was also higher than budgeted, resulting in a positive variance of 665 ozs, for a total positive variance of 2,405 ozs of gold.

Alex Black, President and CEO commented “Management is pleased that for Q1 total ore and waste mined exceeded planned estimates by 92,791 tonnes, that actual ore grade was marginally better than plan and that the mine plan over estimated waste material by more than 200,000 tonnes. These factors resulted in both more gold placed on the pad and more gold poured than budgeted.”

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com